HAEMACURE CORPORATION




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                      REVISED ANNUAL INFORMATION FORM 2001
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                               As of July 31, 2002





                          (Revised September 25, 2002)









This annual information form has been revised to incorporate by reference audited consolidated financial statements of Haemacure Corporation for the fiscal year ended October 31, 2001, for purposes of Multilateral Instrument 45-102 Resale of Securities.


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                                Table of Contents

                                                                            Page
                                                                            ----

Incorporation..................................................................3
     The Corporation...........................................................3
     Subsidiary................................................................3
General Development of the Business............................................3
Description of Activities......................................................5
Summary of Consolidated Financial Information.................................10
     Figures for the Last Five Completed Financial Years......................10
     Figures for the Past Eight Quarters (Un-audited).........................10
Dividend Policy...............................................................11
Market for Securities.........................................................11
Directors and Officers........................................................11
Additional Information........................................................11
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..........................................12
Financial Statements..........................................................12
Supplement to the Annual Information Form pursuant to
 Schedule IX.1 of the Regulation Respecting Securities (Quebec)...............12
Acquisitions and Dispositions.................................................12
Description of Immovables.....................................................12
Dividend Record...............................................................12
Prior and Future Distributions................................................12
Price Range and Trading Volume................................................13



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                                  Incorporation

The Corporation

Haemacure Corporation (the "Corporation") was incorporated on August 19, 1991 pursuant to the Canada Business Corporations Act under the name 2743281 Canada Inc. On December 12, 1991, the Articles of the Corporation were amended to change the corporate name to H.A.C. Health Assurance (1991) Corporation. The Articles of the Corporation were amended on March 20, 1992, April 3, 1992 and January 29, 1993, in each case modifying the Corporation's share capital. On May 20, 1993, the Articles of the Corporation were amended to change the corporate name to Haemacure Corporation. The Articles of the Corporation were once again amended on November 18, 1993 and July 7, 1995, in each case modifying the Corporation's share capital. On June 11, 1996, prior to the closing of the Corporation's initial public offering, the Corporation amalgamated with Haemacure Biotech Inc. and Acquisitions Haemacure Inc., each of which was, directly or indirectly, wholly owned by the Corporation. At the same time, certain changes were made to the Corporation's share capital, including the consolidation of the common shares.

The registered office of the Corporation is located at 2001 University Street, Suite 430, Montreal, Quebec H3A 2A6.

Unless stated otherwise, the information presented in this annual information form is as of July 31, 2002. The Corporation's fiscal year ends on October 31. Hemaseel, Hemaseel APR, Hemaseel HMN, HemaSyst and HemaMyst are either registered trademarks or trademarks of the Corporation in Canada and other countries. Other product names used herein may be trademarks of their respective owners.

Subsidiary

The sole subsidiary of the Corporation is Haemacure Corporation ("Haemacure U.S."), incorporated under the laws of the State of Delaware. Haemacure U.S. is wholly owned by the Corporation. For the purposes of this annual information form, unless the context indicates otherwise, "Haemacure" refers to the Corporation together with its subsidiary Haemacure U.S.

                       General Development of the Business

Haemacure is a leader in the development, marketing and sale of surgical sealants and related medical devices for the acute surgical wound management market. In order to serve this market, Haemacure has focused on the development and commercialization of its proprietary and licensed fibrin sealants and surgical devices for use in a broad range of applications. Fibrin sealant is a tissue sealant comprised of fibrinogen and thrombin extracted from human plasma. It is used in surgical procedures to arrest bleeding and as an adjunct to wound healing.

The following is a summary of the general development of the business of Haemacure over the past five years.

In April 1997, Haemacure entered into license and manufacturing agreements with Immuno International AG ("Immuno") at the time of the acquisition of Immuno by Baxter International, Inc. ("Baxter"), whereby Haemacure acquired the rights to market Immuno's fibrin sealant in the United States. The product was approved by the United States Food and Drug Administration (the "FDA") in May 1998 and is marketed by Haemacure under the tradename Hemaseel APR.

In June 1999, Haemacure entered into a licensing agreement with ZLB Central Laboratory Blood Transfusion Service SRC (Swiss Red Cross) ("ZLB SRC") pursuant to which ZLB SRC acquired the right to market Hemaseel HMN, under a different trade name, in exchange for ZLB SRC's commitment to fund and manage the regulatory approval process for Hemaseel HMN in the United States and Europe, including the completion of Phase III clinical trials. The agreement provided for the payment to Haemacure of a royalty on sales of Hemaseel HMN effected by ZLB SRC. Haemacure retained the right to also market Hemaseel HMN. Concurrently with the June 1999 licensing agreement, ZLB SRC made an equity investment in the Corporation of $14.6 million, as a result of which ZLB SRC became the Corporation's largest shareholder.

In 1999, Haemacure entered into an agreement with Bio Products Laboratory ("BPL"), an agency of the English National Blood Authority, pursuant to which BPL will manufacture Hemaseel APR and a frozen formulation thereof for Haemacure; these are two fibrin sealants acquired under the 1997 license from Immuno (now Baxter). The agreement with BPL was approved in March 2000 by the British government and a final version of the agreement was signed. The construction of the BPL manufacturing facility, located in Elstree, England was completed in January 2002. It is expected that Haemacure will receive the approval of the FDA to market Hemaseel APR manufactured at the BPL facility in the third quarter 2004, although no assurances can be given in this regard. Until that time, Baxter will continue to supply Haemacure with

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Hemaseel APR and will supply Haemacure with the frozen formulation thereof until its commercial production is commenced at BPL.

In June 2000, Haemacure received market approval (510K) from the FDA for a disposable aerosol application system marketed by Haemacure under the trademark HemaMyst.

In June 2000, the Corporation completed a new issue in Quebec, Ontario, British Columbia and Alberta, for gross proceeds of $17.65 million, thereby increasing the number of issued and outstanding shares to 24.2 million from 16 million. The proceeds of the offering have been used primarily to finance the purchase and installation of manufacturing equipment required to produce Hemaseel APR and a frozen formulation thereof at BPL's facilities. The balance of the proceeds will be used primarily to develop a frozen formulation of Hemaseel HMN. The offering consisted of units, each comprised of one common share and one-half of a common share purchase warrant. The additional common shares and the warrants were listed on the Toronto Stock Exchange.

In July 2000, the United States Federal Trade Commission (the "FTC") granted Haemacure the first of up to four one-year extensions during which Haemacure may seek to obtain approval of the FDA for Hemaseel APR, as it will be manufactured by BPL under an agreement with Haemacure.

In September 2000, ZLB Bio Plasma AG ("ZLB AG"), a wholly-owned Swiss subsidiary of CSL Limited of Australia, acquired the plasma fractionation business and assets of ZLB SRC. During the first quarter of fiscal 2001, Haemacure received confirmation of the commitment of ZLB AG to continue the development of Hemaseel HMN, Haemacure's proprietary fibrin sealant. This commitment was originally that of ZLB SRC and was transferred to ZLB AG as a result of its acquisition of the plasma fractionation business and assets of ZLB SRC.

In October 2000, the Corporation became a "foreign reporting issuer" within the meaning of the United States federal securities laws, by filing a Form 20-F with the United States Securities and Exchange Commission.

In January 2001, AGF Funds Inc. ("AGF") announced that funds managed and advised by AGF own 3,904,600 common shares of the Corporation, an increase of 786,000 shares from the 3,118,600 shares AGF announced it acquired in September 2000. In both instances, AGF stated that the acquisitions were made in the ordinary course of business for investment purposes and were not for the purpose of influencing the control or direction of the Corporation. The number of shares held by AGF as of the date of this annual information form represents 13.75% of the issued and outstanding common shares of the Corporation.

In February 2001, Haemacure entered into a three-year renewable agreement with Pharmacia Corporation ("Pharmacia") pursuant to which Haemacure became the sales and marketing representative of Pharmacia in the United States for Pharmacia's line of absorbable gelatin-based hemostatic products, marketed under Pharmacia's trademark Gelfoam.

In June 2001, the Corporation completed a new issue in Quebec for gross proceeds of $5 million, thereby increasing the number of issued and outstanding shares to
28.4 million from 24.2 million. The proceeds of the offering have been used primarily to finance license payment obligations and the clinical trials necessary for the FDA approval of Hemaseel APR as it will be manufactured by BPL.

In July 2001, the FTC granted Haemacure the second of up to four one-year extensions during which Haemacure may seek to obtain approval of the FDA for Hemaseel APR, as it will be manufactured by BPL.

In September 2001, the Corporation settled for a sum of $2.4 million a dispute with the supplier of Hemaseel APR regarding disputes on the cost of the product purchased in previous years and other financial issues under the manufacturing agreement. A fixed price for the supply of the product until June 2004 was also agreed to.

In November 2001, Haemacure and United Parcel Service Corporation entered into agreements for a $9.5 million credit line, secured by accounts receivable and inventory, and a turnkey logistics solution.

In March 2002, Haemacure entered into new agreements with ZLB AG whereby the license agreement entered into in June 1999 with ZLB SRC was terminated. As part of the termination, ZLB AG will pay Haemacure $12.7 million in cash over a one year period and transfer specialized manufacturing equipment that could be used towards the manufacturing of Hemaseel HMN. The Corporation is in the process of valuating this equipment. A new license agreement was also entered into, providing for the transfer to Haemacure of all the technology possessed by ZLB AG related to Hemaseel HMN and cash

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payments of $7.1 million, to be paid when and if Haemacure reaches certain milestones towards the manufacturing of Hemaseel HMN. In return, ZLB AG will receive a 3% royalty on all net revenues received by Haemacure on the sale of Hemaseel HM for a period of ten years after commercialization. The termination of the 1999 license agreement resulted in Haemacure assuming the entire control over the development and exploitation of its patented fibrin sealant technology, including clinical trials. Haemacure is currently investigating options to establish a dedicated Hemaseel HMN manufacturing facility.

                            Description of Activities

Principal Products

Hemaseel APR

Hemaseel APR is the first fibrin sealant marketed by Haemacure. Haemacure acquired a license for Hemaseel APR in 1997 from Immuno, at the time of the acquisition of Immuno by Baxter. The Corporation received approval from the FDA for marketing Hemaseel APR in May 1998 and the product was launched commercially in the United States by Haemacure one month later. Hemaseel APR is an effective hemostatic agent capable of arresting bleeding, with the necessary mechanical strength to attach tissues together and to last through the first phase of the body's healing process. Hemaseel APR has been approved by the FDA for use in heart by-pass surgery, spleen repair surgery and colostomy closures and is marketed by Haemacure to hospitals and surgeons.

Haemacure intends to seek FDA approval for several additional hemostatic sealing and adhesion prevention applications for Hemaseel APR. These applications will include surgical specialties such as obstetrics and gynecology, ear, nose and throat procedures, burns and plastic surgery.

Haemacure granted support to physicians who are working on independent Phase IV clinical trials to show the clinical efficacy of Hemaseel APR in new areas of use, such as an adhesion prevention agent. These clinical trials are expected to broaden awareness among surgeons with respect to the potential of Hemaseel APR. The results of some studies, in burns and plastic surgery, have been completed and presented to medical societies meetings and manuscripts have been prepared for publication. It is expected that the results of the clinical trials will be published in peer-review journals.

Hemaseel APR (FF)

Haemacure's second fibrin sealant is Hemaseel APR (FF), also acquired under license from Immuno. Hemaseel APR (FF) is a frozen formula version of Hemaseel APR. In July 2000, Hemaseel APR (FF) was submitted to the FDA for approval and Baxter has since indicated to Haemacure that it intends to re-submit a modified license application in the latter part of 2002, which could result in having product available for marketing in the second half of 2003, although no assurances can be given in this regard. Haemacure believes that Hemaseel APR
(FF) will be significantly easier for surgeons to use, in that it requires no reconstitution and is delivered in frozen pre-filled syringes that are ready to use after being thawed.

Hemaseel HMN

Haemacure's third fibrin sealant is Hemaseel HMN, a proprietary product. Pilot studies in preparation for Phase III clinical trials for vascular applications began in 2000 and were completed in 2002. As discussed above under the heading "General Development of the Business", the clinical trials are now under the management of Haemacure and, as a result of the transfer of such management, are now expected to be completed in 2005. The trials are being funded by Haemacure. The data from the total knee replacement trials, discussed below, will be used in the regulatory approval process to demonstrate the safety and efficacy of the product. Haemacure anticipates FDA approval for Hemaseel HMN in 2006, although no assurances can be given in this regard.

In October 1997, Haemacure initiated Phase III clinical trials of Hemaseel HMN in total knee replacement, after consultation with the regulatory authorities. In February 1998, Haemacure voluntarily suspended the trials due to protocol violations by surgeons. After a review of the clinical protocol, the clinical trials were reinstated in September 1998. In February 1999, Haemacure commenced an interim analysis of the clinical trials, which was completed in July 1999. In the clinical trials, Haemacure sought results demonstrating that those who received Hemaseel HMN had less blood loss than those in the control group, who did not receive Hemaseel HMN. The FDA defined the threshold for clinical significance in terms of blood loss. The analysis demonstrated that the first 75 patients were below the threshold while for the next 75 patients, the threshold was achieved. After review of the data and consultation with surgeons involved in the trials, Haemacure concluded that the surgeons became increasingly efficient in the use of Hemaseel HMN after using it on three or four patients. Haemacure

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believes that the learning curve involved in the use of Hemaseel HMN accounts for the results for the first 75 patients. These observations will be built into future clinical studies.

Haemacure believes that Hemaseel HMN has potential applications in neurosurgery, percutaneous transluminal coronary angioplasty closures, ear, nose and throat procedures and adhesion prevention.

Hemaseel Thrombin

Haemacure intends to market Hemaseel Thrombin, a human plasma-derived topical hemostat used to arrest bleeding during surgical procedures. Hemaseel Thrombin is also a component of Hemaseel HMN. At present, commercially available therapeutic thrombin products are bovine-derived; Haemacure believes that the introduction of a human thrombin product, such as Hemaseel Thrombin, would provide significant clinical advantages.

Haemacure's preliminary discussions with the FDA show that it is favourably disposed to a human-derived thrombin. The safety of Hemaseel Thrombin has already been demonstrated in the Phase I and the total knee replacement Phase III clinical studies of Hemaseel HMN. Haemacure is developing a clinical strategy to compare the efficacy of Hemaseel Thrombin to that of the commercially available bovine-derived thrombin. The manufacturing site of the product would be the same as for Hemaseel HMN.

Delivery Devices

Haemacure's current fibrin sealant delivery devices include:

     Duploject equivalent: Duploject is the delivery device which is included in the Hemaseel APR kit. As part of the license agreement with Baxter, Haemacure licenses the rights and assets relating to the Duploject delivery device, other than the right to the tradename "Duploject". Baxter currently supplies Duploject to Haemacure, pursuant to a separate supply agreement, until such time as Haemacure obtains approval for its equivalent device. Although no assurances can be given in this regard, Haemacure expects to obtain FDA clearance for its equivalent device within the next year and will market the device under a new tradename.

     HemaSyst: Since 1999, Haemacure has also marketed a double-syringe applicator, under the tradename HemaSyst. This unique delivery system offers a number of advantages, such as specialized delivery options to meet specific surgical requirements, tips that keep solutions separate in order to prevent clogging, and a removable plunger link to ensure an accurate solution ratio. The system was expanded in 2000 to include a proprietary adapter allowing Haemacure's manual sprays, malleable cannula shafts and laparoscopic attachments to be utilized with the dual syringe applicator included in the Hemaseel APR kit. HemaSyst can be used in a wide variety of surgeries.

     HemaMyst: To facilitate ease of use in certain applications, Haemacure also developed and markets an aerosol application system under the tradename HemaMyst. The most important advantage of the HemaMyst system over other existing products is its ability to economically deliver fluids over a broad area. The system was expanded in 2000 with the design and release of a more focused spray tip, allowing better surgical access to confined spaces. HemaMyst is particularly appropriate for soft tissue surgeries (such as liver, kidney or pancreas) where fibrin sealant is applied as a fine coating sprayed over the tissue.

Sales and Distribution

The Corporation allocates sales to individual countries according to the locations of the customers. For the fiscal year ended October 31, 2001, all of Haemacure's sales were effected to customers located in the United States.

Hemaseel APR, HemaMyst and HemaSyst are currently distributed in the United States through a combination of a direct sales force and an independent sales organizations. Haemacure's direct sales force consists of 18 employees who have an average of ten years of experience in the sale of operating room devices. Haemacure's direct sales force is based in major metropolitan cities in the United States and report to two regional managers.

In addition, Haemacure also sells in secondary metropolitan markets in the United States through 17 independent sales organizations. These organizations provide a total of 55 additional sales professionals selling Hemaseel APR, HemaMyst and HemaSyst and allow Haemacure to ensure complete national coverage in the United States. To assist customers in using Hemaseel APR, Haemacure has hired five clinical nurse specialists, for a total of 11, who support the surgeons, the operating

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rooms nurses and the sales force. These specialists are also certified to deliver Continuing Medical Education programs. They are located in major cities and focus their efforts on helping customers understand product reconstitution and application.

Haemacure utilizes United Parcel Service Corporation to handle the entire shipping process of Hemaseel APR from the supplier's plant in Vienna, Austria to the end user hospitals in the United States. The product is warehoused in a FDA approved facility managed by a healthcare dedicated UPS subsidiary. This turnkey logistics solution provides Haemacure with a continuous cold chain in the hands of one supplier. Warehousing and delivery of HemaMyst and HemaSyst are also handled by UPS.

Haemacure has implemented the following marketing and educational programs designed to educate medical professionals:

     Haemacure Educational Resource Centre (HERC): Established in 1999, the centre was designed to respond to physicians' requests for additional clinical information on the appropriate use of Hemaseel APR in surgical procedures. The centre offers more than 140 peer reviewed clinical articles covering 17 different surgical specialties on the use of fibrin sealant. Since its inception, the centre has responded to more than 1000 physician requests.

     Haemacure Regional Speaker Programs (HRSP): Established in 1999, this program was developed to educate and train surgeons on the various uses of fibrin sealant in specific surgical specialties. The program serves as a multi-discipline faculty of more than ten leading surgical specialists in the field of fibrin sealant and tissue adhesives that provide surgeon-to-surgeon training at targeted hospitals and at national, regional and local medical society meetings. The number of programs delivered during fiscal 2001 tripled over the prior year, producing a 98% increase in revenues in areas where programs were delivered.

     Clinical grants program: This program is designed to support clinical studies on the use of fibrin sealants. It aims to build a body of clinical knowledge specific to Hemaseel APR by publishing abstracts, scientific posters and clinical papers in leading medical journals. The program also promotes outcome studies demonstrating the cost benefits of using Hemaseel APR. Haemacure directed over US $100,000 to such grants and programs during the 2001 fiscal year.

     Commercial and scientific conventions: This program is designed to significantly increase awareness of Hemaseel APR and Haemacure in the commercial and scientific communities. Haemacure participated in over 50 surgical professional society meetings during the 2001 fiscal year, either as an organizer, an exhibitor or a provider of speakers. Ancillary scientific programs conducted at major national society meetings were supported by advertising in society journals.

     Continuing Nursing Educational Workshops: Established in 2000, this program is dedicated specifically to the clinical use of Hemaseel APR. The clinical nurse specialists are accredited to deliver training which provides hospital nurses with continuing education credits (CEC) required for re-licensing. Training is restricted to the use of Hemaseel APR, delivery devices and Gelfoam. During fiscal 2001, Haemacure organized and sponsored 40 workshops. Over the past two years, these workshops have allowed Haemacure to provide CEC to more than 2000 nurses at over 100 hospitals. On average, sales of Hemaseel APR and of devices increased by 48% and 27% respectively in hospitals where workshops were held.

For markets outside the United States, given the existing end-user knowledge of fibrin sealants, Haemacure believes that the use of third-party distributors is appropriate. As a result, Haemacure intends to enter into distribution agreements for the sale of its products in specific geographic areas, such as Europe, Japan and Southeast Asia.

Raw Materials and Sub-Contracts

Hemaseel APR and Hemaseel APR (FF)

In April 1997 Haemacure entered into license and manufacturing agreements with Immuno, as required by a consent order entered into between the FTC and Baxter in the context of Baxter's acquisition of Immuno. Pursuant to the license agreement, Baxter was to supply Haemacure with the fibrin sealant product Hemaseel APR at cost for a period of three years. The license agreement is subject to termination by the FTC if, among other things, Haemacure fails to obtain FDA approval before July 28, 2000 to manufacture Hemaseel APR, provided that the FTC may extend the license for an additional four years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that Haemacure has made good faith efforts to obtain FDA approval for its manufacturing and that the FDA approval appears likely within

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that time period. In July 2000 and July 2001, the FTC granted Haemacure a one-year extension of the license. Provided Haemacure and BPL pursue their efforts to manufacture Hemaseel APR at BPL in good faith and adhere to the timeline, Haemacure expects to receive additional extensions until FDA approval of the product is obtained, although no assurances can be given in this regard.

As discussed above under the heading "General Development of the Business", in June 1999, Haemacure entered into an agreement with BPL pursuant to which BPL will manufacture Hemaseel APR and Hemaseel APR (FF) for Haemacure. It is expected that Haemacure will receive FDA approval to market Hemaseel APR manufactured at the BPL manufacturing facility in the third quarter of 2004, although no assurances can be given in this regard.

Hemaseel HMN

As discussed above under the heading "General Development of the Business", Haemacure entered into new agreements with ZLB AG whereby the license agreement entered into in June 1999 with ZLB SRC was terminated, Haemacure re-gained management of the development and exploitation of its patented fibrin sealant technology and ZLB AG undertook to transfer to Haemacure specialized manufacturing equipment that could be used towards the manufacturing of Hemaseel HMN. The production of the fibrinogen and thrombin components of Hemaseel HMN involves their isolation and purification from human fresh frozen plasma. Each donated plasma unit is screened by the plasma supplier prior to shipment for the possible presence of viral markers. The fibrinogen and thrombin will be recovered from the plasma using the patented process developed by Haemacure. The manufacturing process includes two separate and validated methods for the clearance and inactivation of a wide variety of viruses. Haemacure is evaluating various manufacturing sites for the product.

Intellectual Property

Patent Protection

Haemacure holds two United States patents with respect to the manufacturing of the fibrinogen component of its fibrin sealant proprietary technology and two United States patents with respect to the manufacturing of the thrombin component of its proprietary technology. These four patents were filed under the Patent Cooperation Treaty ("PCT"), to which some 50 countries are signatories. PCT signatory countries will grant Haemacure's patent applications priority over more recent applications made by third parties for the same invention provided that Haemacure has initiated PCT procedures within one year from the filing of its application with a signatory country.

Pursuant to license arrangements with Baxter, Haemacure owns the perpetual right to eight patents with respect to Hemaseel APR, Hemaseel APR (FF) and the Duploject equivalent. Baxter is responsible for patent maintenance and infringement defense and prosecution. Baxter made customary representations regarding the validity, enforcement and non-infringement of the patents and technology encompassing the products and assets licensed by Haemacure.

Haemacure's policy is to seek patent protection for its technology. Haemacure believes that patent and trade secret protection is important in its business and that its success will depend, in part, on its ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.

Trademarks

Haemacure has registered the trademark Hemaseel in Canada, the United States and the European Community. Haemacure will consider the possibility of filing applications for registration in respect of Hemaseel APR, Hemaseel APR (FF) and Hemaseel HMN, even though these may be protected by the trademark Hemaseel. Haemacure has applied for registration of the trademark HemaMyst and intends to apply for registration of HemaSyst in the United States and in other countries as distribution of the product warrants.

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Premises

Haemacure leases the following premises:

Location                     Area (sq. ft.)      Purpose       Lease expiry date
--------                     --------------      -------       -----------------

Kirkland, Quebec..........       20,000        Laboratories        March 2005

Montreal, Quebec..........        4,000           Office            May 2007

Sarasota, Florida.........        7,200           Office          January 2005

The Corporation has sub-leased part of the Kirkland, Quebec premises to a third party until the expiry of the head lease in March 2005.

Competition

Haemacure believes that fibrin sealants face competition in the United States from existing methodologies for controlling bleeding and sealing wounds resulting from surgery, such as hemostatic powders and sponges, as well as from collagen-based hemostats and traditional sutures and staples marketed by companies such as Johnson & Johnson, United States Surgical Corporation and American Home Products Corporation. Certain of these products are complementary to fibrin sealants and may increase in effectiveness when used in combination with fibrin sealants.

With respect to fibrin sealants, Baxter is currently Haemacure's only competitor in the United States. Both Baxter and Haemacure currently sell the same product under different trade names. In fiscal 2001, Baxter realized between 70 and 75% of fibrin sealant sales in the United States compared to Haemacure's 25 to 30%. In addition, both have access to the frozen formulation expected to be introduced to the market in the United States in the second half of 2003. Outside the United States, competitive products currently being marketed include fibrin sealants and cyanoacrylates, which are sold in Europe and the Pacific Rim countries by Baxter, Aventis Behring and Cryolife.

In the United States, several fibrin sealants were under development until recently, including those by Baxter, Aventis Behring, Omrix, American Red Cross, Convatec, a subsidiary of Bristol-Myers Squibb Company, and V.I. Technologies, Inc. (Vitex). These companies have now abandoned the development of these products for technological reasons.

A new generation of fibrin sealants is being developed and introduced in the market without the anti-fibrinolytic agent aprotinin. Aprotinin, which is derived from bovine plasma, is being replaced by non-animal based anti-fibrinolytic agents. The two recognized non-animal based anti-fibrinolytic agents are Epsilon-amino carproic acid ("EACA") and Tranexamic acid ("TA"). Haemacure's proprietary and patented fibrin sealant manufacturing process uses EACA. EACA is added in the fibrinogen manufacturing process to extract the plasminogen and EACA is then itself removed from the final product.

Due to the fact that Haemacure has patented its manufacturing process, which involves EACA, certain other fibrin sealant manufacturers use TA in their manufacturing process as an anti-fibrinolytic agent in replacement of aprotinin, so as to suppress the activity of plasminogen inherent in the fibrinogen component.

A number of products have recently been introduced to the United States market using cyanoacrylates or either collagen or polymer technologies (such as Fusion's Floseal and Proceed, and Cryolife's BioGlue). Certain other products are still in the clinical stage in the United States and overseas. Haemacure believes that some of these new products may perform better than fibrin sealants in particular applications or with respect to one of the four benefits (hemostasis, tensile strength, sealing ability and tissue bonding), but none of these products perform as well as fibrin sealants in providing all four benefits.

Research and Development

During the fiscal year ended October 31, 2001, Haemacure spent $1,495,085 on research and development. Haemacure's long-term research and development strategy includes development of new products based on its fibrin sealant proprietary technology. In particular, Haemacure will concentrate on the clinical development of Hemaseel APR and Hemaseel HMN for additional surgical applications. In this regard, Haemacure will conduct clinical trials in the United States. Haemacure will also concentrate on the development of specific delivery devices for its fibrin sealant products. Haemacure intends to develop prototypes and carry out clinical trials and studies in conjunction with hospitals, surgeons and interventional cardiologists.

Haemacure also intends to conduct clinical studies with respect to the application of Hemaseel APR and Hemaseel HMN as adhesion prevention agents. These clinical studies will be carried out in the United States in conjunction with abdominal surgeons, spinal surgeons and neurosurgeons.

Environmental Protection

All of Haemacure's operations are currently within existing environmental regulations. Haemacure made nominal capital expenditures with respect to environmental protection matters in fiscal 2001.

Human Resources

As of July 31, 2002, Haemacure had a total of 47 full-time employees, performing the following functions:

       Administration and management.................................       15

       Marketing and sales...........................................       28

       Research and development......................................        4
                                                                          -----
       Total.........................................................       47

                  Summary of Consolidated Financial Information

Figures for the Last Five Completed Financial Years

                                          2001              2000              1999               1998               1997
                                      -------------    ---------------    --------------    ---------------    ---------------
Net sales........................    $  18,943,942    $    12,910,732    $    5,454,337    $       317,937    $         9,958

Loss, before income taxes........      (6,071,142)       (12,287,843)      (16,853,299)       (13,630,702)        (8,664,128)

Net loss.........................      (6,130,129)       (12,322,770)      (16,915,759)       (13,655,702)        (8,690,128)

Net loss per share before income            (0.24)             (0.66)            (1.26)             (1.24)             (0.79)
   taxes.........................

Net loss per share...............           (0.24)             (0.66)            (1.26)             (1.24)             (0.79)

Dividends per share(1)...........                -                  -                 -                  -                  -

Total assets.....................       31,630,182         31,850,131        26,525,068         29,968,004         22,813,871

Long-term debt...................        1,006,491            950,913           918,005            921,818            935,317
____________________
(1) See "Dividend Policy".

Figures for the Past Eight Quarters (Un-audited)

                                                       Jan. 31, 2002      Oct. 31, 2001     July. 31, 2001     April 30, 2001
                                                      ----------------    --------------    ---------------    ---------------
Net sales.......................................     $      5,187,987    $    5,282,566    $     4,901,084    $     4,653,987

Net income (loss)...............................          (1,958,262)           684,846         1,721,411)        (2,358,135)

Net earnings (loss) per share...................               (0.07)              0.04             (0.07)             (0.10)


                                                       Jan. 31, 2001      Oct. 31, 2000     July. 31, 2000     April 30, 2000
                                                      ----------------    --------------    ---------------    ---------------

Net sales.......................................   $        4,106,305  $      3,814,533  $       3,356,168  $       3,234,390

Net loss........................................          (2,735,429)       (4,409,026)        (2,993,188)        (2,743,288)

Net loss per share..............................               (0.11)            (0.19)             (0.16)             (0.17)

                                 Dividend Policy

During the five years ended October 31, 2001, the Corporation did not pay any dividends. The Corporation's policy is to retain earnings to finance future growth. As a result, the Corporation does not intend to pay dividends in the foreseeable future.

                              Market for Securities

The Corporation's common shares and warrants are listed on the Toronto Stock Exchange.

                             Directors and Officers

Reference is made to page 2 of the Management Proxy Circular dated March 15, 2002 (the "Management Proxy Circular") for the following information with respect to the directors of the Corporation: position with the Corporation, principal occupation, the period during which each has served as a director and the number of shares of the Corporation held by each.

The respective municipalities of residence of the directors of the Corporation are as follows: Mr. Pierre Alary resides in Laval, Quebec; Messrs. Paul Baehr, Louis-M. Riopel and Neil Wiener reside in Montreal, Quebec; Messrs. Marc Paquin and Wayne G. Johnson reside in Sarasota, Florida and Mr. Francis Bellido resides in Beaconsfield, Quebec.

The following is the current composition of the committees of the Board of Directors of the Corporation: Audit Committee - Messrs. Pierre Alary, Paul Baehr and Louis-M. Riopel; Executive Committee - Messrs. Francis Bellido, Marc Paquin and Louis-M. Riopel; Compensation Committee - Messrs. Pierre Alary and Paul Baehr; Corporate Governance Committee - Messrs. Francis Bellido and Louis-M. Riopel; and Corporate Finance and Development Committee - Messrs. Paul Baehr, Francis Bellido and Louis-M. Riopel.

The other officers of the Corporation, other than those listed in the above-mentioned reference to the Management Proxy Circular, are as follows:

Name and Municipality of Residence                               Position with the Corporation / Principal Occupation
----------------------------------                               ----------------------------------------------------
Christian Hours, Ph.D................................     Vice-President, Quality and Technical Affairs of the Corporation
Montreal, Quebec

Gilles Lemieux.......................................     Secretary of the Corporation and of Haemacure U.S.
Verdun, Quebec

James L. Roberts.....................................     Vice-President,  Finance  and  Administration  and Chief  Financial
Longboat Key, Florida                                     Officer of the Corporation and of Haemacure U.S.

Elaine Whitmore, Ph.D................................     Vice-President, Business Development of Haemacure U.S.
Sarasota, Florida

During the last five years, each of the aforementioned directors and officers of the Corporation has held the principal occupation shown opposite his or her name with the exception of: Wayne G. Johnson, who prior to February 1, 2001 was a business consultant; Gilles Lemieux, who prior to March 1997 practiced law as a sole practitioner; James L. Roberts, who prior to January 2000 was Chief Financial Officer of Superior Electronics Inc. (a software company), prior to January 1999 was Senior Vice-President and Chief Financial Officer of Racal Datacom, Inc. (a software company) and prior to July 1997 was Director of Finance - EMEA of Octel Communications Limited (a software company).

                             Additional Information

Additional information, including information on the remuneration of officers and directors, indebtedness of officers and directors, and principal holders of securities of the Corporation are presented in the Management Proxy Circular.

Additional financial information may be found in the Corporation's financial statements for the fiscal year ended October 31, 2001, which are contained in the Corporation's 2001 Annual Report.

Copies of the Management Proxy Circular and the 2001 Annual Report can be obtained upon request from the Secretary, Haemacure Corporation, 2001 University Street, Suite 430, Montreal, Quebec H3A 2A6.

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

Reference is made to pages 8, 9 and 10 of the 2001 Annual Report.

                              Financial Statements

Haemacure's audited consolidated financial statements, the notes thereto and the auditors' report thereon for the fiscal year ended October 31, 2001, set out on pages 11 to 23 of Haemacure's 2001 Annual Report, are hereby incorporated by reference and form an integral part of this annual information form.

                    Supplement to the Annual Information Form
                        pursuant to Schedule IX.1 of the
                    Regulation Respecting Securities (Quebec)

                          Acquisitions and Dispositions

No material acquisitions or dispositions of shares or assets were effected by Haemacure during the last two fiscal years, other than the acquisition of manufacturing equipment and associated supplies for Hemaseel APR, in the amount of $8,787,162 in fiscal 2001 and $6,357,889 in fiscal 2000. Payment for the equipment and supplies was made using cash, therefore decreasing the working capital, and had no effect on results of operations.

                            Description of Immovables

See "Description of Activities - Premises".

                                 Dividend Record

See "Dividend Policy".

                         Prior and Future Distributions

During the fiscal year ended October 31, 2001, the Corporation issued the following securities:

     (a) On June 27, 2001, the Corporation issued 4,166,667 common shares at a price of $1.20 per share by way of public offering in Quebec, for gross proceeds to the Corporation of approximately $5 million.

     (b) In connection with the foregoing public offering, the Corporation granted the agents of the offering an option to purchase up to 541,667 common shares at a price of $1.30 per share, which option may be exercised until June 26, 2003.

On February 23, 2000, the Corporation entered into an agreement with a consulting company located in Montreal, Quebec. As part of the compensation payable to the consulting company, the Corporation was required to issue 50,000 warrants, each of which entitle the holder to acquire one common share at a price of $1.95 per share. This agreement has been terminated in April 2002 and as at termination date the Corporation issued 50,000 warrants to this company. The warrants issued are vested and will expire on April 30, 2003.

In addition, on March 20, 2002, the Corporation entered into an agreement with a consulting company located in Montreal, Quebec. As part of the compensation payable to the consulting company, the Corporation is required to issue 82,500 warrants, each of which will entitle the holder to acquire one common share at a price of $1.25 per share. For so long as services are provided by the consulting company under the agreement, 5,000 warrants will vest in each of the months of April, May and June 2002 and 7,500 in each of the following nine months, so that all 82,500 warrants will be vested by March 1, 2003. The warrants expire on the earlier of April 1, 2007 and one year from the termination or expiry of the agreement. The issuance of the warrants is subject to regulatory approval.

During the fiscal year ended October 31, 2001, the Corporation granted the following stock options:

     (a) the Corporation granted options to nine directors and officers in respect of an aggregate of 500,000 common shares at exercise prices ranging from $1.35 to $2.15 per share; and

     (b) the Corporation granted options to 6 employees in respect of an aggregate of 23,800 common shares at exercise prices ranging from $0.95 to $2.05 per share.

                         Price Range and Trading Volume

The common shares of the Corporation are listed on the Toronto Stock Exchange. The following table sets out the high and low sale prices and the volume of trading for the common shares on both Exchanges for the periods indicated: to be up-dated.

                                             Price Range
                                      -----------------------  --------------
   Year     Period                       High         Low          Volume
                                      ----------  -----------  --------------

   2000     Third Quarter...........      3.45        2.00       1,033,148
            Fourth Quarter..........      2.89        1.75       3,736,845

   2001     First Quarter...........      2.60        0.95       1,804,957
            Second Quarter..........      2.45        1.24       2,013,144
            Third Quarter...........      1.54        1.12       2,692,769
            Fourth Quarter..........      1.25        0.71       1,137,065

   2002     First Quarter...........      1.75        0.72       2,388,303
            February................      1.12        0.91         658,892
            March...................      1.23        0.92         879,722
            April...................      1.32        1.05         642,726
            May.....................      1.24        1.06         440,336